PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 11
COMPUTATION OF PER SHARE EARNINGS
(Unaudited; $ in millions except per share data)

			Six Months Ended
	Second Quarter		June 30,
	2005	2004	2005	2004
Net income	$682.3	226.6	1,069.0	412.3
Preferred stock dividends	(3.4)	(3.4)	(6.8)	(6.8)

Net income applicable to common shares	$678.9	223.2	1,062.2	405.5

Basic:
Average number of common shares outstanding	96.2	92.9	96.0	92.3

Diluted:
Average number of common shares outstanding	96.2	92.9	96.0	92.3
Common stock equivalents — stock options	0.3	1.0	0.4	1.4
Common stock equivalents — restricted stock	0.4	0.3	0.4	0.3
Conversion of mandatory convertible preferred stock	4.2	4.2	4.2	4.2

Diluted average number of common shares outstanding	101.1	98.4	101.0	98.2

Basic earnings per share	$7.06	2.40	11.07	4.39

Diluted earnings per share	$6.75	2.30	10.59	4.20